Filed by Covidien plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Filer’s SEC File No.: 001-33259

Date: June 16, 2014

Customer Talking Points and FAQ

Customer Key Messages

•	Covidien and Medtronic announced a definitive agreement under which Covidien has agreed to combine with Medtronic.

•	Until the close of the transaction, which we expect will occur in the fourth calendar quarter of 2014 or early 2015, we will continue to operate independently, and without any changes to the quality of service you have come to expect from Covidien.

•	Our commitment to our customers is unwavering.

•	We fully expect your interactions with us will remain unchanged and that this transition will be seamless for you.

•	If the transaction is completed, we will be presenting the new value propositions to support your hospital/practice.

Additional Detail

•	This combination will create the world’s premier medical technology and services company with a comprehensive product portfolio and broad global reach that is better able to improve healthcare outcomes.

•	Like Covidien, Medtronic is a global leader in medical technology, services and solutions.

•	Medtronic has an extensive portfolio of therapy, procedural and systems innovations, including treatments for heart disease, diabetes, and chronic pain.

•	Joining Medtronic’s and Covidien’s highly complementary product portfolios will allow the combined entity to offer customers one of the broadest and most compelling offerings possible to improve patient care and control costs.

•	Ultimately, our increased breadth and enhanced R&D will strengthen our ability to build win-win, value-based partnerships with you, our valued customer.

•	If you have any questions, please feel free to reach out to your usual Covidien representative.

•	Thank you for your continued support of Covidien.

Customer FAQ

1.	What was announced?

•	We announced that Covidien has entered into a definitive agreement pursuant to which it has agreed to combine with Medtronic to create one of the largest providers of medical technology and services in the world.

2.	Who is Medtronic?

•	Medtronic is a global leader in medical technology, services and solutions and provides physicians, patients and hospitals with an extensive portfolio of therapy, procedural and systems innovations, including treatments for heart disease, diabetes, and chronic pain.

•	Medtronic prides itself on improving lives every 3 seconds: through its work on patents, clinical trials, medical conditions and solving complex medical challenges every day – among other things.

3.	Why is Covidien combining with Medtronic?

•	This transaction with Medtronic marks a new chapter for growth and development for Covidien and represents our best opportunity to achieve our long-term goal of treating more patients throughout the world.

•	Together, the combined companied will create the world’s premier medical technology and services company with a comprehensive product portfolio and broad global reach that is better able to improve healthcare outcomes.

4.	How will this benefit Covidien customers?

•	We expect the combined company to have the ability to offer our customers one of the broadest and most proven portfolios of products, services and solutions to improve patient care and control costs.

•	We believe our increased breadth and enhanced R&D will strengthen our ability to build win-win, value-based partnerships with you, our valued customer.

5.	Does this announcement have any immediate impact on Covidien customers?

•	Until the transaction is completed, both Covidien and Medtronic will continue to operate as separate companies.

•	We do not expect there will be a change in day-to-day operations or corporate contracts as a result of this announcement.

•	Our commitment to our customers is unwavering.

•	You will receive the same innovative products and service that you have come to expect from Covidien.

6.	Will there be any changes to Covidien’s name, brands, products or services?

•	Above all, this transaction will diversify our portfolio and add significant depth to our offering to provide even greater options to customers.

•	Upon closing, our newly combined company will be called Medtronic, Inc., although decisions regarding specific products and branding will be made later in this process.

7.	Should I continue to place orders with Covidien, or should I now place orders with Medtronic?

•	Until the transaction is complete, Covidien and Medtronic remain separate companies.

•	Customers should continue to place orders as they always have and we will continue to process and ship orders in the same manner as before.

8.	Will my contacts at the Company change?

•	Please continue to work with your existing Covidien sales representatives and contacts.

9.	When will the transaction be completed?

•	The transaction is expected to close in the fourth calendar quarter of 2014 or early 2015, subject to approvals from both Covidien and Medtronic shareholders, regulatory approvals and certain other closing conditions.

10.	How will I know more about the progress of the transaction? Where can I find additional information?

•	We will keep you updated on developments and progress throughout the process.

•	As always, if you have any questions, please feel free to call [your usual Covidien representative / NAME at NUMBER].

The directors of Covidien accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Covidien (who have taken all reasonable care to ensure such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

New Medtronic will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include the Joint Proxy Statement of Medtronic and Covidien that also constitutes a Prospectus of New Medtronic. Medtronic and Covidien plan to mail to their respective shareholders the Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2692, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at cole.lannum@covidien.com or by calling 508-452-4343.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 26, 2013 and its Proxy Statement on Schedule 14A, dated July 12, 2013, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Medtronic Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic’s and/or Medtronic’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Medtronic’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Medtronic’s current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third-party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s or Medtronic’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the SEC, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 26, 2013 and from time to time in Medtronic’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

Covidien Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Covidien’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Covidien’s current expectations depending upon a number of factors affecting Covidien’s business, Medtronic’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; the timing to consummate the proposed transactions; the risk that a condition to closing of the proposed transactions may not be satisfied; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; New Medtronic’s ability to achieve the synergies and value creation contemplated by the proposed transactions; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; New Medtronic’s ability to promptly and effectively integrate Medtronic’s and Covidien’s businesses; the diversion of management time on transaction-related issues; competitive factors and market conditions in the industry in which Covidien operates; Covidien’s ability to obtain regulatory approval and customer acceptance of new products, and continued customer acceptance of its existing products; and the other risks identified in Covidien’s periodic filings including its Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Covidien’s other investor communications. We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in Covidien’s forward-looking statements may not occur. Covidien undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as may be required by law.

Statement Required by the Irish Takeover Rules

No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Medtronic or Covidien or New Medtronic as appropriate. No statement in this announcement constitutes an asset valuation.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS